UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): United Super Markets Holdings Inc.

B.

(1)	This is an (check one)

☒	original filing for the Filer

☐	amended filing for the Filer

(2)	Check following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	N/A

Form type	Form CB

File Number (if known)	005-94498

Filed by	United Super Markets Holdings Inc.

Date Filed (if filed concurrently, so indicate)	April 19, 2024 (filed concurrently with Form CB)

D.	The Filer is incorporated or organized under the laws of Japan and has its principal place of business at

1 Kanda Aioi-cho, Chiyoda-ku, Tokyo, 101-0029, Japan

Telephone: +81-3-3526-4761

E.	The Filer designates and appoints CT Corporation System (“Agent”) located at

28 Liberty Street

New York, NY 10005

United States

Telephone: +1 (212) 590-9070

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on April 19, 2024 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form CB in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to Form CB and, as applicable, the securities to which such Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Country of Japan, on this 19th day of April, 2024.

Filer:	United Super Markets Holdings Inc.

By:	/s/ Motohiro Fujita
(Signature)

Motohiro Fujita, President and Representative Director
(Name and Title)

April 19, 2024
(Date)

This statement has been signed by the following person in the capacity and on the dates indicated.

CT Corporation System as agent for Service of Process in the U.S.

By:	/s/ Maddie Hidalgo
(Signature)

Maddie Hidalgo, Client Relationship Manager
(Name and Title)

April 19, 2024
(Date)